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1
<SROS>NYSE
<REPORTING-OWNER>
  0001070890
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>06/09/00
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Klein, Jonathan D.
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   6/9/2000
5. If Amendment, Date of Original (Month/Day/Year)
   06/09/00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/12/00    M        25,000        A  $10.00                      D  Direct
Common Stock                                  05/12/00    S        25,000        D  $31.29                      D  Direct
Common Stock                                  05/15/00    M        25,000        A  $10.00                      D  Direct
Common Stock                                  05/15/00    S        25,000        D  $31.30                      D  Direct
Common Stock                                  05/16/00    M        5,000         A  $10.00                      D  Direct
Common Stock                                  05/16/00    S        5,000         D  $32.84                      D  Direct
Common Stock                                  05/16/00    M        10,000        A  $10.00                      D  Direct
Common Stock                                  05/16/00    S        10,000        D  $32.17                      D  Direct
Common Stock                                  05/17/00    M        35,000        A  $10.00                      D  Direct
Common Stock                                  05/17/00    S        35,000        D  $31.96                      D  Direct
Common Stock                                  05/23/00    M        10,000        A  $10.00                      D  Direct
Common Stock                                  05/23/00    S        10,000        D  $30.50                      D  Direct
Common Stock                                  05/30/00    M        1,000         A  $10.00                      D  Direct
Common Stock                                  05/30/00    S        1,000         D  $29.88                      D  Direct
Common Stock                                  05/31/00    M        59,000        A  $10.00                      D  Direct
Common Stock                                  05/31/00    S        59,000        D  $31.24       0              D  Direct
Common Stock                                                                                     900            I  Family Members
Common Stock                                  01/14/00    G    V   10,000        D               512,602        I  by Trust (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$10.00          05/12/00       M                          25,000           (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/15/00       M                          25,000           (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/16/00       M                          5,000            (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/16/00       M                          10,000           (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/17/00       M                          35,000           (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/23/00       M                          10,000           (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/30/00       M                          1,000            (2)          07/02/06
 buy)
Employee Stock Option (Right to$10.00          05/31/00       M                          59,000           (2)          07/02/06
 buy)
Employee Stock Option (Right to$13.32                                                                                  11/03/08
 buy)
Employee Stock Option (Right to$16.10                                                                                  07/02/06
 buy)
Employee Stock Option (Right to$19.07                                                                     10/22/00     10/22/09
 buy)
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy)
Employee Stock Option (Right to$30.32          04/28/00       A         400,000                           04/28/01 (4) 04/28/10
 buy) (3)
Employee Stock Option (Right to$13.32                                                                                  11/03/08
 buy).
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy).

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to05/12/00  Common Stock                   25,000                                  D   Direct
 buy)
Employee Stock Option (Right to05/15/00  Common Stock                   25,000                                  D   Direct
 buy)
Employee Stock Option (Right to05/16/00  Common Stock                   5,000                                   D   Direct
 buy)
Employee Stock Option (Right to05/16/00  Common Stock                   10,000                                  D   Direct
 buy)
Employee Stock Option (Right to05/17/00  Common Stock                   35,000                                  D   Direct
 buy)
Employee Stock Option (Right to05/23/00  Common Stock                   10,000                                  D   Direct
 buy)
Employee Stock Option (Right to05/30/00  Common Stock                   1,000                                   D   Direct
 buy)
Employee Stock Option (Right to05/31/00  Common Stock                   59,000                    445,990       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   40,000                    40,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   307,995                   307,995       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   15,000                    15,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   230,000                   230,000       D   Direct
 buy)
Employee Stock Option (Right to04/28/00  Common Stock                   400,000                   400,000       D   Direct
 buy) (3)
Employee Stock Option (Right to          Common Stock                   60,000                    60,000        D   Direct
 buy).
Employee Stock Option (Right to          Common Stock                   345,000                   345,000       D   Direct
 buy).

Explanation of Responses:

(1)
Beneficiary of Abacus Trust Company (Isle of Man) as Trustees of the J D Klein Family Settlement.
(2)
This option to purchase stock of Getty Communications plc was granted on July 2, 1996 and the vesting of the option was accelerated pursuant to the terms of the scheme of arrangement and merger of PhotoDisc, Inc. into Print Merger, Inc., a wholly owned subsidiary of the issuer, which transactions were consummated on February 9, 1998.  If all or a portion of the option is not exercised by May 1
6, 1998, the unexercised portion of the option will be converted into an option to purchase Getty Images stock, which will be deemed vested as to 25% on July 2, 1997 and the remainder of which will be deemed vested ratably as of the first day of each month thereaf ter for the following three years.
(3)
The Amended  Form 4 filed on March 6, 2001 incorrectly reported the option grant date as 5/24/00, the exercise price as $28.63, the date exercisable as 5/24/01 and the expiration date as 5/24/10.  The information as now listed in Table II of this Form 4 is correct
..
(4)
This option vests as to 25% on April 28, 2001 and the remainder vests ratably on the first day of each month thereafter over the fol lowing three years.

SIGNATURE OF REPORTING PERSON
/S/ By: Jeff Beyle
    For: Jonathan D. Klein
DATE 12/19/02